

August 7, 2009

Mr. Kevin Loughrey
Chief Executive Officer
Thompson Creek Metals Company Inc.
401 Bay Street, Suite 2010
P.O. Box 118
Toronto, Ontario
Canada M5H 2Y4

> **Re: Thompson Creek Metals Company Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 001-33783**

Dear Mr. Loughrey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2008

General

1.   Please revise the cover page to specify the precise "province or other jurisdiction of incorporation or organization," rather than referring only to Canada.

2.   We note that your EDGAR filing on Form 40-F does not include page numbers. Please ensure that you paginate future filings.

3.   We note that Exhibit's 99.2 and 99.3 which relate to Management's Discussion and Analysis and the Consolidated Financial Statements, respectively, are incorporated by reference from Form 6-K furnished on March 20, 2009. General Instructions B(5) to Form 40-F requires information incorporated by reference, that was not previously filed with the Commission, to be attached as an exhibit and filed with the Form 40-F. Information submitted on Form 6-K is considered furnished but not filed. Please amend your Form 40-F to attach and file your Consolidated Financial Statements and Management's Discussion and Analysis as exhibits. You may also refer to Rule 303(b) of Regulation S-T and Rule 12b-23 of the Exchange Act.

Contractual Obligations

4.   We note you state the contractual obligation information required to be disclosed was provided under the heading "Management's Discussion and Analysis – Contractual Obligations" within exhibit 99.3. We are unable to identify your contractual obligations disclosure within that exhibit. Please modify your disclosure to include a tabular disclosure of contractual obligations that satisfies the presentation requirements of General Instruction B(12) ("tabular disclosure of contractual obligations") of Form 40-F. In your response to this comment, please provide us with a sample of your proposed disclosure.

Annual Financial Statements

Note 2. Significant Accounting Policies, page 9

o) Revenue Recognition, page 13

5.   We note you disclose that molybdenum sales revenue is recognized upon the transfer to the title of the metal to third parties. Please expand your disclosure to indicate more precisely when the transfer of title occurs in your sales of molybdenum (i.e. at what point does title transfer in relation to the physical possession and delivery of the inventory).

Management's Discussion and Analysis

Income and Mining Taxes, page 23

6.   We note that at December 31, 2008, you provided a valuation allowance against your deferred tax assets in the amount of $75.8 million, an increase from the prior year's balance of $53.9 million, despite having incurred positive net income and positive current income and mining tax expense in each of the last two fiscal years. Please expand your disclosure to include the basis for your conclusion that future income tax assets are more likely than not to be unrealizable. Consider including an application of the framework and considerations within CICA Handbook sections 3465.25 through 3465.30. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, Jennifer O'Brien at (202) 551-3721, or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392, Timothy Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director